Exhibit 99.2

RESAAS SERVICES INC.

Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements.

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	June 30, 2016 $	December 31, 2015 $
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	4,508,957	6,820,022
Amounts receivable	62,877	58,787
Prepaid expenses	33,302	20,386
Total current assets	4,605,136	6,899,195

Non-current assets
Property and equipment (Note 4)	16,645	20,300
Website development costs (Note 5)	1,538,891	939,759
Intangible assets (Note 6)	41,687	39,246
Total non-current assets	1,597,223	999,305
Total assets	6,202,359	7,898,500

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	188,449	407,684
Deferred revenue	42,917	25,904
Obligations under finance lease (Note 7)	2,655	2,411
Total current liabilities	234,021	435,999
Obligations under finance lease (Note 7)	1,108	2,499
Total liabilities	235,129	438,498

Shareholders’ equity
Common shares	23,322,316	23,252,234
Share-based payment reserve	11,008,930	7,661,465
Deficit	(28,364,016)	(23,453,697)
Total shareholders’ equity	5,967,230	7,460,002
Total liabilities and shareholders’ equity	6,202,359	7,898,500

Going concern (Note 2(c))

Commitments and contingencies (Note 12)

Subsequent events (Note 14)

Approved and authorized for issuance by the Board of Directors on August 29, 2016:

/s/ “Cory Brandolini”	/s/ “Cam Shippit”
Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

1

RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended June 30, 2016 $	Three Months Ended June 30, 2015 $	Six Months Ended June 30, 2016 $	Six Months Ended June 30, 2015 $

Revenue	56,729	47,682	155,110	88,731

Expenses

Amortization	287,593	188,956	530,151	353,846
Consulting fees	143,035	153,211	188,966	191,759
Filing fees	36,645	31,407	60,244	42,064
Foreign exchange loss	5,624	7,328	20,529	12,892
General and administrative (Note 10)	436,788	376,438	818,348	769,005
Management fees (Note 10)	166,228	74,461	237,697	322,027
Promotion and advertising	81,188	239,183	204,510	381,670
Professional fees	98,852	186,560	206,010	525,214
Stock-based compensation (Notes 10 and 13)	2,735,396	30,376	2,740,620	125,295
Travel	29,702	57,034	73,258	98,316
Total operating expenses	4,021,051	1,344,954	5,080,333	2,822,088
Loss before other income	(3,964,322)	(1,297,272)	(4,925,223)	(2,733,357)
Other income
Interest income	7,055	6,492	14,904	11,131
Net loss and comprehensive loss for the period	(3,957,267)	(1,290,780)	(4,910,319)	(2,722,226)

Basic and diluted loss per common share	(0.11)	(0.04)	(0.13)	(0.08)

Weighted average number of common shares outstanding	36,924,271	32,651,784	36,923,319	32,347,515

(The accompanying notes are an integral part of these interim consolidated financial statements)

2

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2014	31,436,268	16,204,493	7,862,638	(18,442,456)	5,624,675

Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	255,000	347,514	(92,514)	–	255,000

Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	588,000	1,023,016	(376,216)	–	646,800

Issuance of common shares pursuant to the exercise of stock options at $1.25 per share	33,750	64,693	(22,506)	–	42,187

Issuance of common shares pursuant to the exercise of stock options at $2.35 per share	7,400	31,412	(14,022)	–	17,390

Issuance of common shares pursuant to the exercise of warrants at $1.10 per share	92,635	151,671	(49,772)	–	101,899

Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	589,827	884,740	–	–	884,740

Issuance of common shares pursuant to the exercise of warrants at $3.00 per share	70,000	210,000	–	–	210,000

Fair value of stock options granted	–	–	170,664	–	170,664

Net loss	–	–	–	(2,722,226)	(2,722,226)

Balance, June 30, 2015	33,072,880	18,917,539	7,478,272	(21,164,682)	5,231,129

(The accompanying notes are an integral part of these interim consolidated financial statements)

3

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002

Issuance of common shares pursuant to the exercise of warrants at $1.80 per share	23,989	70,082	(26,902)	–	43,180

Fair value of stock options granted	–	–	3,374,367	–	3,374,367

Net loss	–	–	–	(4,910,319)	(4,910,319)

Balance, June 30, 2016	36,947,469	23,322,316	11,008,930	(28,364,016)	5,967,230

(The accompanying notes are an integral part of these interim consolidated financial statements)

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RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months Ended June 30, 2016 $	Six Months Ended June 30, 2015 $
Operating activities
Net loss	(4,910,319)	(2,722,226)
Items not affecting cash:
Amortization	530,151	353,846
Stock-based compensation	2,740,620	125,295
Changes in non-cash operating working capital:
Amounts receivable	(4,090)	4,549
Prepaid expenses	(12,916)	(3,245)
Deferred revenue	17,013	–
Accounts payable and accrued liabilities	(219,236)	98,785
Net cash used in operating activities	(1,858,777)	(2,142,996)

Investing activities
Acquisition of intangible assets	(3,175)	(9,325)
Purchase of property and equipment	(2,021)	(10,037)
Website development costs	(489,125)	(328,951)
Net cash used in investing activities	(494,321)	(348,313)

Financing activities
Repayment of finance lease obligations	(1,147)	(946)
Proceeds from the exercise of options and warrants	43,180	2,158,017
Deferred financing costs	–	(259,695)
Due from related parties	–	176,900
Net cash (used in) provided by financing activities	42,033	2,074,276
Increase (decrease) in cash and cash equivalents	(2,311,065)	(417,033)
Cash and cash equivalents, beginning of period	6,820,022	4,517,137
Cash and cash equivalents, end of period	4,508,957	4,100,104

Cash and cash equivalents is comprised of:
Amounts held in legal trust account	17,760	79,702
Cash in bank	4,439,976	3,969,614
Cashable guaranteed investment certificates	51,221	50,788
Total cash and cash equivalents	4,508,957	4,100,104

Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	633,747	45,368

(The accompanying notes are an integral part of these interim consolidated financial statements)

5

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 303 – 55 Water Street, Vancouver, British Columbia, Canada, V6B 1A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities.

Significant areas of estimation include:

i)	The useful life and recoverability of long-lived assets:

ii)	The inputs used in the valuation of share-based payments:

iii)	Recognition of deferred income tax assets:

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:

ii)	Application of the going concern assumption:

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2016, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $28,364,016. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

3.	Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2017 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)
ii)	IFRS 15, “Revenue from Contracts with Customers”
iii)	IFRS 16, “Leases”

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Property and Equipment

	Furniture $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $
Cost:
Balance, December 31, 2015	1,368	7,144	54,732	63,244
Additions	–	–	2,021	2,021
Balance, June 30, 2016	1,368	7,144	56,753	65,265

Accumulated amortization:
Balance, December 31, 2015	251	3,929	38,764	42,944
Additions	137	882	4,657	5,676
Balance, June 30, 2016	388	4,811	43,421	48,620

Carrying amounts:
Balance, December 31, 2015	1,117	3,215	15,968	20,300
Balance, June 30, 2016	980	2,333	13,332	16,645

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

5.	Website Development Costs

$
Cost:
Balance, December 31, 2015	3,996,906
Additions	1,122,872
Balance, June 30, 2016	5,119,778

Accumulated amortization:
Balance, December 31, 2015	3,057,147
Additions	523,740
Balance, June 30, 2016	3,580,887

Carrying amounts:
Balance, December 31, 2015	939,759
Balance, June 30, 2016	1,538,891

6.	Intangible Assets

Trademarks $
Cost:
Balance, December 31, 2015	41,802
Additions	3,175
Balance, June 30, 2016	44,977

Accumulated amortization:
Balance, December 31, 2015	2,556
Additions	734
Balance, June 30, 2016	3,290

Carrying amounts:
Balance, December 31, 2015	39,246
Balance, June 30, 2016	41,687

8

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

7.	Obligations Under Finance Lease

On November 28, 2014 and December 11, 2014, the Company entered into two agreements to lease computer equipment for three years each. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18% and 25% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of June 30, 2016:

Fiscal year ending December 31:	$
2016	1,583
2017	2,744
Net minimum lease payments	4,327
Less: amount representing interest payments	(564)

Present value of net minimum lease payments	3,763
Less: current portion	(2,655)
Long-term portion	1,108

8.	Related Party Transactions

During the six months ended June 30, 2016, the Company was engaged in the following related party transactions:

a)	Key management personnel compensation:

The following table summarizes the compensation of the Company’s key management:

	Six Months Ended June 30,
	2016	2015
	$	$
Management fees	237,697	322,027
Employee salary and benefits (included in general and administrative)	15,346	56,184
Share based payments to officers and directors	275,711	–

9

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9.	Share Capital

Preferred Shares

The Company is authorized to issue an unlimited number of non-voting, non-transferable Class A preferred shares with a par value of $0.01 per share. The Class A preferred shares cannot be issued at a price less than $2.00 per share. Holders of Class A preferred shares are not entitled to receive any dividends. Each issued and outstanding Class A preferred share shall be converted into one fully paid common share immediately prior to the consummation of any “Change of Control Event”.

The Company is authorized to issue an unlimited amount of Class B preferred shares without par value. The Class B preferred shares allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The Board has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

As at June 30, 2016, there are no Class A or Class B preferred shares issued and outstanding.

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Share transactions during the six months ended June 30, 2016:

In June 2016, the Company issued 23,989 units at a price of $1.80 per unit for proceeds of $43,180 upon the exercise of Agents’ warrants. Each unit consisted of one common share and one share purchase warrant exercisable into one additional common share at a price of $3.00 per share until December 10, 2017. The fair value of the Agents’ warrants of $26,902 was transferred from share-based payment reserve to common shares upon exercise.

Share transactions during the six months ended June 30, 2015:

(a)	In January 2015, the Company issued 555,940 common shares for proceeds of $754,276 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options of $78,424 was transferred from share-based payment reserve to common shares upon exercise.

(b)	In February 2015, the Company issued 422,272 common shares for proceeds of $537,251 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options and warrants of $90,847 was transferred from share-based payment reserve to common shares upon exercise.

(c)	In March 2015, the Company issued 2,000 common shares for proceeds of $2,200 upon the exercise of stock options at prices ranging from $1.10 per share. The fair value of the stock options of $1,280 was transferred from share-based payment reserve to common shares upon exercise.

(d)	In April 2015, the Company issued 76,400 common shares for proceeds of $121,790 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $48,571 was transferred from share-based payment reserve to common shares upon exercise.

(e)	In May 2015, the Company issued 150,000 common shares for proceeds of $212,500 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $79,988 was transferred from share-based payment reserve to common shares upon exercise.

10

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

(f)	In June 2015, the Company issued 430,000 common shares for proceeds of $530,000 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share.

Escrowed Shares

On October 20, 2010, the Company entered into an Escrow Agreement with certain shareholders in which 9,750,001 common shares would be subject to escrow restrictions for a period of 66 months. Under the terms of the Escrow Agreement, 10% of the shares were released from escrow one year after the completion of the Company’s IPO, and a further 10% every 6 months thereafter. During the six months ended June 30, 2016, 975,000 shares were released from escrow. As at June 30, 2016, 975,001 shares are held in escrow.

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2014	2,286,385	2.51

Issued	3,859,062	2.92
Exercised	(772,462)	1.63
Expired	(33,020)	1.50

Balance, December 31, 2015	5,339,965	2.94

Issued	23,989	3.00
Exercised	(23,989)	1.80
Expired	(1,480,903)	3.00

Balance, June 30, 2016	3,859,062	2.93

The following table summarizes information about warrants outstanding and exercisable at June 30, 2016:

Warrants Outstanding	Exercise Price $	Expiry Date
3,630,589	3.00	December 10, 2017
228,473	1.80	December 10, 2017
3,859,062

11.	Stock Options

The Company’s stock option plan provides for the issuance of stock options to its directors, officers and consultants. The stock options are granted in accordance with the policies of the regulatory authorities at an exercise price equal to or higher than the market price of the Company’s stock, with a maximum term of five years on the date of grant, and are not to exceed 20% of the issued and outstanding common shares of the Company. Vesting terms are determined by the policies of the Canadian Securities Exchange or by the board of directors.

On May 2, 2016, the Company granted 2,863,950 stock options exercisable at $2.00 for five years after the date of grant and 922,000 stock options exercisable at $2.50 for five years after the date of grant.

11

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.	Stock Options (continued)

The following table summarizes information about the stock options.

	Six Months Ended June 30, 2016		Year Ended December 31, 2015
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding – beginning of period	1,545,000	2.57	4,492,700	1.95

Granted	3,785,950	2.12	–	–
Expired	(439,000)	2.99	(1,839,550)	1.92
Exercised	–	–	(1,108,150)	1.12

Outstanding – end of period	4,891,950	2.19	1,545,000	2.57

Exercisable – end of period	4,194,450	2.13	1,520,000	2.58

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2016.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)
2.35	December 23, 2019	1,360,000	1,360,000	3.48
2.00	May 5, 2021	2,659,950	2,659,950	4.84
2.50	May 5, 2021	872,000	174,500	4.84

		4,891,950	4,194,450	4.46

The fair value of stock options granted was determined using the Black-Scholes option pricing model. During the six months ended June 30, 2016, the Company granted stock options with a fair value of $3,366,729, of which $631,333 was capitalized as website development costs and $2,735,396 was expensed. During the six months ended June 30, 2016, the Company capitalized $2,414 as website development costs and expensed $5,224 for the vesting of previously granted stock options. During the six months ended June 30, 2015, the Company capitalized $45,368 as website development costs and expensed $125,295 for the vesting of previously granted stock options.

The weighted average exercise price for stock options exercised was $nil (2015 - $1.09). The weighted average fair value of the options granted during the six months ended June 30, 2016 was $1.04. The Company did not grant stock options during the period ended June 30, 2015.

Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2016	2015
Risk-free rate	1.32%	–
Dividend yield	0%	–
Volatility	100%	–
Expected forfeitures	–	–
Weighted average expected life of the options (years)	5.00	–

12

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

12.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)	The Company has entered into leases for the provision of facility space until July 31, 2016. The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2016	$7,561
Total:	$7,561

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2016	$10,107
Fiscal year ending December 31, 2017	20,214
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$53,668

13.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

The fair values of financial instruments, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada, which are high credit quality financial institutions as determined by rating agencies. The carrying amount of financial assets represents the maximum credit exposure.

Amounts Receivable

Amounts receivable consists of GST refunds which are due from the Government of Canada and trade receivables. As at June 30, 2016, $5,233 of trade receivables is owed from a single customer.

The following table represents the customers that represented 10% or more of total revenue for the six months ended June 30, 2016:

	2016	2015
Customer A	30%	21%
Customer B	51%	–
Customer C	11%	–

13

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2016

(Expressed in Canadian dollars except shares and options)

(Unaudited)

13.	Financial Instruments and Risk Management (continued)

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. Currency risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s head office and operating expenses are mainly denominated in Canadian dollars. A large portion of the Company’s revenue is denominated in US dollars. If the US dollar depreciates compared to the Canadian dollar revenue would decrease in Canadian dollars. There is low foreign exchange risk to the Company as the Company still has a minimal amount of revenue.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions.

As at June 30, 2016	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $
Trade and other payables	188,449	188,449	188,449	–
Obligations under finance lease	3,763	4,327	2,375	1,952
	192,212	192,776	190,824	1,952

14.	Subsequent Events

(a)	On August 22, 2016, the Company entered into a lease for the provision of facility space from November 1, 2016 to October 31, 2019 for $10,633 per month.

(b)	On August 24, 2016, the Company announced a private placement consisting of units priced at $1.70 per unit. Each proposed unit will consist of one common share and one half of one common share purchase warrant exercisable at an exercise price of $2.50 per share for two years from the date of issuance. As of the issuance of these financial statements the total proceeds and the number of units to be issued had yet to be determined.

14